Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-187546

February 25 2014 07:58:50
From	DEUTSCHE NEW YORK SYNDICATE (DEUTSCHE BANK SECURI)
Subject	**New Issue Announcement: FITB **
Attached	No Attachments

ISSUER:	Fifth Third Bancorp [“FITB”]
EXPECTED SECURITY RATINGS:	Baa1/BBB+/A (stable all)
SECURITY DESCRIPTION:	Senior Holdco Notes
FORMAT:	SEC Registered
TOTAL SIZE:	$500 million “Will Not Grow”
MATURITY:	5yr Senior (3/1/2019)
PAYMENT DATES:	Semi-Annual on the 1st of March and September Commencing September 1, 2014
PRICE GUIDANCE	TBD
BOOKRUNNERS:	DB/JPM/FITB
CO-MANAGERS:	None
OPTIONAL REDEMPTION:	1mo Par Call
MINIMUM DENOMS:	$2,000 x $1,000
USE OF PROCEEDS:	The company intends to use the net proceeds of the offering for general corporate purposes
SETTLEMENT:	T+3 (2/28/14)
TIMING:	Today’s Business

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1(800) 503-4611.

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